Haights Cross Communications	Paul J. Crecca

10 New King Street White Plains, NY 10604	EVP & Chief Financial Officer Phone 914.289.9420 Fax 914.289.9402 PJCrecca@Haightscross.com

June 21, 2006
VIA EDGAR AND FACSIMILE
Ms. Jean Yu
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Re:   Haights Cross Communications, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 22, 2006
File No. 333-109381
Form 8-K
Filed May 9, 2006
File No. 333-109381
Dear Ms. Yu:
This letter responds to the Staff’s comments on the Haights Cross Communications, Inc. (the “Company”) (i) Form 10-K for the year ended December 31, 2005 and (ii) Form 8-K filed on May 9, 2006, as set forth in the Staff’s letter dated June 8, 2006. For your convenience, we have repeated your comments in our letter and the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Form 10-K for the year ended December 31, 2005
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 5
1.     Your current disclosures regarding your exposure to interest rate risk do not comply with the requirements outlined in Item 305(a) of Regulation S-K as your secured term loans bear interest at floating rates. Please revise your disclosures regarding your exposure to interest rate risk so that they include the quantitative disclosures outlined in Item 305(a) of

Securities and Exchange Commission
June 21, 2006

Regulation S-K and are presented in one of the suggested formats outlined in Item 305(a)(i) through (iii) of Regulation S-K.
          Company Response:
          We will revise our future filings so that our disclosures regarding our exposure to interest rate risk include the quantitative disclosures outlined in Item 305(a) of Regulation S-K and are presented in one of the suggested formats outlined in Item 305(a)(i) through (iii) of Regulation S-K.
          Consolidated Balance Sheets, page 54
          2.     Please explain the nature of the amount reflected in your consolidated balance sheets that is described as “deferred gain on Series B cancellation.” As part of your response, tell us the significant terms of the transaction that resulted in this gain and explain how the gain was calculated. Also please explain how and when the deferred gain will be recognized in your consolidated statements of operations.
          Company Response:
          On December 10, 1999, DLJ Merchant Banking Partners II, L.P. and its affiliates (the “DLJ Parties”) acquired 2,000,000 shares of the Company’s Series B Senior Preferred Stock (the “Series B Preferred”), 2,882 warrants to purchase shares of the Company’s Series A Preferred Stock (the “Series A Preferred”), and 2,778,218 warrants to purchase shares of the Company’s Common Stock.
          On January 22, 2004, the DLJ Parties sold substantially all of their shares and warrants to third parties. In connection with the sale of shares and warrants by the DLJ Parties, the terms of the Series B Preferred were amended to clarify that unpaid cash dividends would accrue on a compounded basis. In connection with the amendment, the DLJ Parties returned to the Company for cancellation 104,770 shares of Series B Preferred with an aggregate liquidation value of $5,000,000, warrants to purchase 778 shares of Series A Preferred with a carrying value of $778,000 and warrants to purchase 743,148 shares of Common Stock. In connection with the return and cancellation of the Series B Preferred shares, the Company reversed $904,462 of discount and fees representing the pro rata portion of the unamortized discount and issuance costs of the Series B Preferred, resulting in a net gain of $4.8 million.
          The Company evaluated the modifications to the agreement in accordance with EITF 96-19 (Debtors Accounting for a Modification or Exchange of Debt Instruments). The Company concluded that the amendment was primarily a clarification of the original Series B Preferred terms and that there was not a substantial modification of such terms. Accordingly, the

Securities and Exchange Commission
June 21, 2006

Company deferred the net gain of $4.8 million, which will be amortized as a reduction of interest expense through December 2011, the Series B Preferred mandatory redemption date.
          Note 12.  Equity and Redeemable Preferred Stock, page 74
          3.     Tell us and disclose in the notes to your financial statements in future filings the significant terms of the transactions in which you cancelled 1,194,814 warrants to acquire common stock and 1,245 warrants to acquire Preferred A stock in two separate Series B senior preferred stock retirement transactions.
          Company Response:
          Please see our response to comment #2 above, which describes the significant terms of the January 22, 2004 transaction involving the cancellation of 743,148 warrants to acquire Common Stock and 778 warrants to acquire Series A Preferred.
          In addition, on February 2, 2004, the Company completed an offering of its 12 1/2% Senior Discount Notes, which generated net proceeds of $73,653,000. The Company used a portion of these proceeds to repurchase 295,000 outstanding shares of Series B Preferred at a price equal to 99% of their aggregate liquidation value, or $14,140,000. In connection with this repurchase, warrants to purchase 467 shares of the Company’s Series A Preferred with a carrying value of $467,000 and warrants to purchase 451,666 shares of the Company’s Common Stock were returned to the Company for cancellation. In connection with the repurchase of the Series B Preferred shares, the Company reversed $548,000 of discount and fees representing the pro rata portion of the unamortized discount and issuance costs of the Series B Preferred. The resulting gain of $60,481 was recorded and included in other income.
          We will revise the notes to our financial statements in our future filings to disclose the significant terms of the transactions recited above.
          4.     We note from the disclosure on page 76 that at December 31, 2005, you had 2,139,047 shares reserved for the conversion of outstanding warrants. In future filings, please revise the notes to your financial statements to include all of the disclosures required by Rule 4-08(i) of Regulation S-X.
          Company Response:
          We will revise the notes to our financial statements in our future filings to include all of the disclosures required by Rule 4-08(i) of Regulation S-K.

Securities and Exchange Commission
June 21, 2006

          Other
           5.     We note from the disclosure on pages 20 and 103 that Media /Communications Partners III Limited Partnership owns 71.7% of the Company’s outstanding common shares and therefore has the ability to influence or control your operations. In future filings, please revise the notes to your financial statements to disclose the existence of this control relationship. Refer to the requirements of paragraph 2 of SFAS No. 57.
          Company Response:
          We will revise the notes to our financial statements in our future filings to disclose the existence of the control relationship in accordance with SFAS No. 57.
          Schedule II — Valuation and Qualifying Account Summary, page 92
           6.     Refer to footnote (2) — Please explain why the reserves added in connection with the acquisitions of Scott Publishing and CMEinfo resulted in $3,831 of charges to costs and expenses during 2005. Since the net assets acquired in these acquisition transactions would be recognized at fair value in accordance with the requirements of SFAS No. 141, we do not understand why reserves added in connection with these acquisitions would result in a charge to costs and expenses during 2005. Please advise or revise as appropriate.
          Company Response:
          The inclusion of a reference to footnote (2) in the “Charged to Costs and Expenses” column of “Schedule II – Valuation and Qualifying Accounts Summary” was an editing error. There should have been no footnote for this amount.
          We will revise this schedule in our future filings to remove this reference.
Form 8-K dated May 9, 2006
           7.     Reference is made to the non-GAAP financial measure, “Adjusted EBITDA,” defined by management as EBITDA adjusted for restructuring and related charges. In addition to your discussion regarding the reasons why management uses EBITDA and its importance to investors, please also similarly address “Adjusted EBITDA” in accordance with Regulation G and FR-65 in future press releases, where applicable.
          Company Response:
          In the event we reference “Adjusted EBITDA” in future filings, we will revise such future filings to address Adjusted EBITDA in accordance with Regulation G and FR-65.

Securities and Exchange Commission
June 21, 2006

***

We acknowledge to the Staff that:
•     we are responsible for the adequacy and accuracy of the disclosure in our filings;
•     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•     we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (914) 289-9400.
Very truly yours,
Haights Cross Communications, Inc.
/s/  Paul J. Crecca
Paul J. Crecca
Executive Vice President and Chief Financial
Officer
cc:  Ms. Linda Cvrkel, Branch Chief
David P. Lewis, Esq.